================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to _________
                         Commission file number 0-23008


               AMERICAN TELECASTING, INC. 401(K) RETIREMENT PLAN

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                             54-1486988
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                            Identification No.)


   5575 TECH CENTER DRIVE, SUITE 300
      COLORADO SPRINGS, COLORADO                                    80919
(Address of principal executive offices)                          (Zip Code)

         Registrant's phone number, including area code: (719) 260-5533

================================================================================

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS:                                                                              PAGE
                                                                                                   ----
   Report of Independent Public Accountants ...................................................     1
   Statement of Net Assets Available for Benefits as of December 31, 1996......................     2
   Statement of Net Assets Available for Benefits as of December 31, 1995 .....................     3
   Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 1996 ........................................................................     4
   Notes to Financial Statements ..............................................................     5

SCHEDULES:
   Assets Held for Investment .................................................................     9
     Purposes
   Reportable .................................................................................    10
     Transactions
   Schedules omitted because there were no such items for the year ended December 31, 1996:
     Loans or Fixed Income Obligations
     Leases in Default or Classified as Uncollectible
     Nonexempt Transactions

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Telecasting, Inc. 401(K) Retirement Plan Investment Committee:

We have audited the accompanying statements of net assets available for benefits of American Telecasting, Inc. 401(K) Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                            ARTHUR ANDERSEN, LLP


Denver, Colorado
June 30, 1997

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1996

                                                                                    PUTNAM
                                                                   THE GEORGE     GROWTH AND                      PUTNAM OTC
                                                   ATI COMMON     PUTNAM FUND     INCOME FUND   PUTNAM GLOBAL      EMERGING
                                                   STOCK FUND      OF BOSTON          II         GROWTH FUND     GROWTH FUND
ASSETS
Investments (at fair value):
   American Telecasting, Inc.
     Common Stock Fund (Note 1)................        130,789             --            --             --             --
   The George Putnam Fund of Boston ...........             --        207,697            --             --             --
   Putnam Growth and Income Fund ..............             --             --            --             --             --
   Putnam Global Growth Fund II................             --             --            --        143,783             --
   Putnam OTC & Emerging Growth Fund...........             --             --            --             --        270,025
   Putnam Voyager Fund II .....................             --             --            --             --             --
   Putnam Income Fund .........................             --             --            --             --             --
   Putnam Money Market Fund ...................             --             --            --             --             --
   Money Market Fund ..........................             --             --            --             --             --
                                                       ------------------------------------------------------------------
Total investments .............................        130,789        207,697            --        143,783        270,025

Contributions receivable from American
   Telecasting, Inc. ..........................         20,688          9,641        24,660         12,719         47,773

Other receivable from American
   Telecasting, Inc. ..........................             --             --            --             --             --

Due to/from other funds .......................         16,524          7,805        17,285         14,922         47,902
                                                       ------------------------------------------------------------------

Total assets ..................................        168,001        225,143        41,945        171,424        365,700

LIABILITIES
Payable to Plan participants for
   excess contributions .......................        (22,854)        (8,514)       (4,148)        (5,930)       (17,095)
                                                       ------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .............        145,147        216,629        37,797        165,494        348,605
                                                       ===================================================================

                                                       PUTNAM                      PUTNAM
                                                    VOYAGER FUND    PUTNAM      MONEY MARKET   MONEY MARKET
                                                         II       INCOME FUND       FUND           FUND             TOTAL
ASSETS
Investments (at fair value):
   American Telecasting, Inc.
     Common Stock Fund (Note 1) ...............            --           --             --              --           130,789
   The George Putnam Fund of Boston ...........            --           --             --              --           207,697
   Putnam Growth and Income Fund ..............            --           --             --              --                --
   Putnam Global Growth Fund ..................            --           --             --              --           143,783
   Putnam OTC Emerging Growth Fund ............            --           --             --              --           270,025
   Putnam Voyager Fund II .....................         3,072           --             --              --             3,072
   Putnam Income Fund .........................            --           --             --              --                --
   Putnam Money Market Fund ...................            --           --         78,287              --            78,287
   Money Market Fund...........................            --           --             --         145,368           145,368
                                                      ---------------------------------------------------------------------
Total investments .............................         3,072           --         78,287         145,368           979,021

Contributions receivable from American
   Telecasting, Inc. ..........................        36,926        2,905         16,627              --           171,939

Other receivable from American
   Telecasting, Inc. ..........................            --           --         13,321              --            13,321

Due to/from other funds .......................        30,661        4,344          5,925        (145,368)               --
                                                      ---------------------------------------------------------------------

Total assets ..................................        70,659        7,249        114,160              --         1,164,281

LIABILITIES
Payable to Plan participants for
   excess contributions .......................        (4,930)        (273)        (8,078)             --           (71,822)
                                                      ---------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS .............        65,729        6,976        106,082              --         1,092,459
                                                      =====================================================================

      The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1995

                                                     ATI COMMON
                                                     STOCK FUND     BALANCED FUND     FOREIGN FUND

ASSETS

   American Telecasting, Inc. Common Stock
     Fund .....................................        $313,418        $     --        $     --
   Balanced Fund ..............................              --         134,717              --
   Foreign Fund ...............................              --              --          87,526
   Aggressive Growth Fund .....................              --              --              --
   Money Market Fund ..........................              --              --              --
                                                 -------------------------------------------------
Total investments .............................         313,418         134,717          87,526


Contributions receivable from American
   Telecasting, Inc. ..........................          44,001          24,306          14,519

Due to/from other funds .......................           9,486           3,283           1,356

Cash ..........................................           5,620           2,969           5,475
                                                 -------------------------------------------------

Total assets ..................................         372,525         165,275         108,876

LIABILITIES
Payable to Plan participants for
   excess contributions .......................         (42,207)        (11,472)         (6,276)
                                                 -------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .............        $330,318        $153,803        $102,600
                                                 =================================================

                                                    AGGRESSIVE       MONEY MARKET
                                                    GROWTH FUND          FUND             TOTAL
ASSETS

   American Telecasting, Inc. Common Stock
     Fund .....................................        $     --        $     --         $313,418
   Balanced Fund ..............................              --              --          134,717
   Foreign Fund ...............................              --              --           87,526
   Aggressive Growth Fund .....................         145,988              --          145,988
   Money Market Fund ..........................              --          57,781           57,781
                                                 -------------------------------------------------
Total investments .............................         145,988          57,781          739,430


Contributions receivable from American
   Telecasting, Inc. ..........................          24,913           6,943          114,682

Due to/from other funds .......................           4,004         (18,129)              --

Cash ..........................................           3,545           1,021           18,630
                                                 -------------------------------------------------

Total assets ..................................         178,450          47,616          872,742

LIABILITIES
Payable to Plan participants for
   excess contributions .......................         (11,527)         (2,081)         (73,563)
                                                 -------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .............        $166,923        $ 45,535         $799,179
                                                 =================================================




   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                          ATI COMMON                                        AGGRESSIVE     MONEY MARKET
                                          STOCK FUND      BALANCED FUND    FOREIGN FUND    GROWTH FUND         FUND
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments .....       (244,275)        (21,539)          3,296          49,323              --
   Dividends ..........................             --           4,221           1,810              --           3,789
                                           --------------------------------------------------------------------------------
Total investment income (loss) ........       (244,275)        (17,318)          5,106          49,323           3,789
Contributions:
   Participant ........................        153,984          86,893          57,429         148,557         178,841
   American Telecasting, Inc. .........         20,688              --              --              --              --
   Other American Telecasting, Inc. ...             --              --              --              --              --
                                           --------------------------------------------------------------------------------
Total contributions ...................        174,672          86,893          57,429         148,557         178,841
                                           --------------------------------------------------------------------------------
Total additions .......................        (69,603)         69,575          62,535         197,880         182,630

DEDUCTIONS
Benefits paid to participants .........        100,288          17,305          21,780          50,439           5,350
Refund of excess contributions ........         22,854              --              --              --              --
Transfer to related plans .............          5,359              --              --              --              --
                                           --------------------------------------------------------------------------------
Total deductions ......................        128,501          17,305          21,780          50,439           5,350
Net increase (decrease) prior to
   interfund transfers ................       (198,104)         52,270          40,755         147,441         177,280
Interfund transfers ...................         12,933        (206,073)       (143,355)       (314,364)       (222,815)
                                           --------------------------------------------------------------------------------
Net increase (decrease) ...............       (185,171)       (153,803)       (102,600)       (166,923)        (45,535)

Net assets available for
   benefits at beginning of period ....        330,318         153,803         102,600         166,923          45,535
                                           --------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF PERIOD ..........        145,147              --              --              --              --
                                           ================================================================================
                                          THE GEORGE     PUTNAM GROWTH                     PUTNAM OTC       PUTNAM
                                          PUTNAM FUND      AND INCOME    PUTNAM GLOBAL      EMERGING     VOYAGER FUND
                                           OF BOSTON        FUND II       GROWTH FUND     GROWTH FUND         II
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments .....           (347)             --          (4,149)        (43,039)            (85)
   Dividends ..........................         13,323              --           9,832          16,369              --
                                             -----------------------------------------------------------------------------
Total investment income (loss) ........         12,976              --           5,683         (26,670)            (85)
Contributions:
   Participant ........................             --              --              --           3,158           3,157
   American Telecasting, Inc. .........          9,641          24,660          12,719          47,773          36,926
   Other American Telecasting, Inc. ...             --              --              --              --              --
                                             -----------------------------------------------------------------------------
Total contributions ...................          9,641          24,660          12,719          50,931          40,083
                                             -----------------------------------------------------------------------------
Total additions (reductions)...........         22,617          24,660          18,402          24,261          39,998

DEDUCTIONS
Benefits paid to participants .........             --              --              --              --              --
Refund of excess contributions ........          8,514           4,148           5,930          17,095           4,930
Transfer to related plans .............         11,352              --           5,255          20,827              --
                                             -----------------------------------------------------------------------------
Total deductions ......................         19,866           4,148          11,185          37,922           4,930
Net increase (decrease) prior to
   interfund transfers ................          2,751          20,512           7,217         (13,661)         35,068
Interfund transfers ...................        213,878          17,285         158,277         362,266          30,661
                                             -----------------------------------------------------------------------------
Net increase (decrease) ...............        216,629          37,797         165,494         348,605          65,729
Net assets available for
   benefits at beginning of period ....             --              --              --              --              --
                                             -----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF PERIOD ..........        216,629          37,797         165,494         348,605          65,729
                                             ==============================================================================

                                                               PUTNAM
                                           PUTNAM INCOME    MONEY MARKET
                                               FUND             FUND            TOTAL
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments .....            --              --          (260,815)
   Dividends ..........................            --           1,501            50,845
                                           ------------------------------------------------
Total investment income (loss) ........            --           1,501          (209,970)
Contributions:
   Participant.........................            --              --           632,019
   American Telecasting, Inc...........         2,905          16,627           171,939
   Other American Telecasting, Inc. ...            --          13,321            13,321
                                           ------------------------------------------------
Total contributions ...................         2,905          29,948           817,279
                                           ------------------------------------------------
Total additions .......................         2,905          31,449           607,309

DEDUCTIONS
Benefits paid to participants .........            --              --           195,162
Refund of excess contributions ........           273           8,078            71,822
Transfer to related plans .............            --           4,252            47,045
                                           ------------------------------------------------
Total deductions ......................           273          12,330           314,029
Net increase (decrease) prior to
   interfund transfers ................         2,632          19,119           293,280
Interfund transfers ...................         4,344          86,963                --
                                           ------------------------------------------------
Net increase (decrease) ...............         6,976         106,082           293,280

Net assets available for
   benefits at beginning of period ....            --              --           799,179
                                           ------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF PERIOD ..........         6,976         106,082         1,092,459
                                           ================================================


      The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS

General. The American Telecasting, Inc. 401(K) Retirement Plan (the "Plan") is a defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Liquidity and Capital Resources Requirements and Limitations. Historically, the Company has generated operating and net losses on a consolidated basis and can be expected to do so for the foreseeable future. Such losses may increase as the Company's analog subscriber base declines, unless and until the Company is able to successfully introduce other revenue-producing wireless services. As a result of its history of net losses, the Company currently has a negative tangible net worth and total liabilities exceeded total assets as of March 31, 1997. By letter dated May 1, 1997, the Nasdaq Stock Market, Inc. ("NASDAQ") informed the Company that, based upon a review of the Company's Form 10-K for the fiscal year ended December 31, 1996, the Company no longer meets the net tangible asset requirement for continued listing on the Nasdaq National Market. The rules of The Nasdaq Stock Market, Inc. require, among other things, that the Company have net tangible assets (defined by NASDAQ as total assets less liabilities and goodwill) of at least $4,000,000. At December 31, 1996, the Company's net tangible worth, as defined, was a deficit of $12,050,000. Pursuant to the letter received by the Company, the Company is required to provide NASDAQ with its proposal to achieve compliance with NASDAQ National Market listing requirements. If NASDAQ determines that the Company's proposal does not warrant continued listing of the Company's Class A Common Stock NASDAQ may commence a delisting process. The Company submitted its proposal to NASDAQ requesting continuation of National Market listing status. NASDAQ has reviewed the Company's proposal and has ruled to delist the Company's Class A Common Stock. This delisting could result in a decline in the trading market for the Company's Class A Common Stock, which could potentially further depress the Company's stock and bond prices, among other consequences. The Company has appealed the decision made by NASDAQ and a date of July 25, 1997 has been set for an oral hearing on the Company's appeal of the determination by the staff of NASDAQ to delist the Company from the national stock market. A substantial portion of the Plan's assets are invested in the Company's Common Stock. A further decline in the trading value of the Company's Common Stock would have a significant, negative impact on the value of the Plan's assets. As of June 27, 1997, the Company's stock was quoted at $.66 per share. Shares of ATI Class A Common Stock held by the Plan at December 31, 1996, are presented in the accompanying Statement of Net Assets Available for Benefits at $5.25 per share, the current market value as of December 31, 1996. The aggregate decline in value with respect to those shares since December 31, 1996 was approximately $114,346 based on the market value as of June 27, 1997.

Plan Amendment. Effective October 1, 1996, the Plan was amended and restated ("Plan Amendment") and a new trustee, administrator and custodian ("Trustee") of the Plan was appointed. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning October 1, 1996 and continued through January 16, 1997. During this period, funds could not be applied to the employee selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in the Money Market Fund until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the new Trustee and invested in funds as requested by each participant.

Contributions. Each year participants in the Plan may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Matching contributions by American Telecasting, Inc. ("ATI" or the "Company") are discretionary and are determined each year by the Company's Board of Directors. Such discretionary employer contributions are based upon the first 12 percent of pretax annual compensation that a participant contributes to the Plan. Employer matching contributions for the year ended December 31, 1996 were $171,939. This amount less forfeitures held by the plan at year end was received in June 1997.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of Company contributions and Plan earnings. Allocations of Plan earnings are based on participant account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 1996, forfeited balances that will be used to reduce future employer contributions totaled $38,971. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS -- CONTINUED

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. Prior to the Plan Amendment, participants were vested after five years of credited service under a five year cliff vesting schedule. Effective October 1, 1996, the Plan was amended to include the following vesting schedule:


               Years of Service     Vesting Percentage
                      1                   20%
                      2                   40%
                      3                   60%
                      4                   80%
                      5                  100%


Investment Options. Prior to the Plan Amendment, upon enrollment in the Plan, a participant could direct employee contributions in five percent increments in any of five investment options. Participants could change their investment options quarterly. The five options were as follows:

-- American Telecasting, Inc. Common Stock Fund -- Funds were invested in shares of ATI Common Stock.

-- Balanced Fund -- Funds were invested in the Fidelity Advisor Income & Growth Portfolio, which invests in fixed income and equity securities.

-- Foreign Fund -- Funds were invested in the MFS World Total Return Fund, which invests in foreign and domestic equity securities.

-- Aggressive Growth Fund -- Funds were invested in the AIM Constellation Fund, which invests in small to medium sized emerging growth companies and trading in securities in the short term.

-- Money Market Fund -- Funds were invested in the Alex. Brown Cash Reserve Fund, which invests in a diversified portfolio of money market instruments.

Effective October 1, 1996, a participant may direct employee contributions in one percent increments in any of eight investment options. Participants may change their investment options daily. The eight options are as follows:

-- American Telecasting, Inc. Common Stock Fund -- Funds are invested in shares of ATI Common Stock.


      Growth and Income Funds:

-- The George Putnam Fund of Boston -- Fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.

-- Putnam Growth and Income Fund II -- Fund seeks capital growth as a primary objective and current income as a secondary objective by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both.

-- Putnam Voyager II -- Fund invests in small to medium-sized companies with the potential for high growth rates and in stocks of larger companies that are undergoing changes that could improve their earnings.


      Growth Funds:

-- Putnam Global Growth Fund -- Fund seeks capital appreciation by investing primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.

-- Putnam OTC & Emerging Growth Fund -- Fund seeks capital appreciation through common stocks traded in the over-the-counter (OTC) market and common stocks of emerging growth companies listed on Securities Exchanges.

      Income Funds:

-- Putnam Income Fund -- Fund seeks high current income by primarily investing in a portfolio of debt securities, both government and corporate obligations, preferred stocks and dividend-paying common stocks.


      Money Market Fund:

-- Putnam Money Market Fund -- Fund seeks current income consistent with preservation of capital and maintenance of liquidity. The fund achieves its objective by investing in a portfolio of high-grade short-term obligations.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS - CONTINUED

Payment of Benefits. Upon death, disability, retirement or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual installments over the participant's remaining life expectancy. For account balances of $3,500 or less, a participant will receive the value of his or her account as a lump-sum distribution.

Taxation to Participants. Generally, under federal tax law, contributions made by the Company to the Plan and elective deferrals made by participants are not treated as taxable income to the participants. In addition, plan earnings are not subject to current taxation. Upon distribution of a participant's account, all contributions and earnings distributed are generally treated as taxable income. In addition, an excise tax may be imposed on participants for certain early distributions. The foregoing is intended only as a general summary of the federal tax laws applicable to qualified retirement plans, and should not be relied upon by an individual participant in determining his or her particular tax consequences. For further information, the Summary Plan Description (as described below) or the Plan Administrator should be consulted.

Summary Plan Description. The foregoing description of the Plan provides general information only. Participants should refer to the pamphlet, Summary Plan Description, for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the American Telecasting, Inc. 401(K) Retirement Plan Investment Committee (the "Investment Committee").


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. ATI Common Stock is valued at its quoted market price as the date of the financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Payment of Benefits.  Benefits are recorded when paid.

Plan Administrative Costs. All administrative costs and expenses of the Plan are paid by the Company.

NOTE 3 - PLAN SPIN-OFF

Prior to the Plan Amendment as described in Note 1, the Plan included employees of Fresno MMDS Associates and Superchannels of Las Vegas, Inc. Both companies are less than 80 percent owned by ATI and thus are not considered controlled groups. At the time of conversion, the participant accounts for the employees of these companies were spun-off to create two new individual 401(K) Retirement Plans. Effective October 1, 1996, assets related to the participants of these three plans were transferred out of the plan. The transfer of these spun-off assets is included in transfers to related plans on the Statement of Changes in Net Assets Available For Benefits.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

NOTE 4 -- INVESTMENTS

     The fair value of the Plan's investments as of December 31, 1996 and 1995 follow. Investments which represent 5 percent or more of the Plan's net assets are separately identified.

                                                                 1996           1995
                                                                 ----           ----
American Telecasting, Inc. Common Stock (24,912 and
  21,615 shares respectively).............................     $130,789         $313,418
Putnam Money Market Fund .................................       78,287               --
Money Market Fund ........................................      145,368           57,781
The George Putnam Fund of Boston .........................      207,697               --
Putnam Global Growth Fund ................................      143,783               --
Putnam OTC & Emerging Growth Fund ........................      270,025               --
Balanced Fund ............................................           --          134,717
Foreign Fund .............................................           --           87,526
Aggressive Growth Fund ...................................           --          145,988
Other investments which do not exceed 5% threshold .......        3,072               --
                                                               --------         --------
                                                               $979,021         $739,430
                                                               ========         ========


NOTE 5 -- PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 -- TAX STATUS

     The Internal Revenue Service ruled (December 18, 1995) that the Plan and related trust adopted on September 12, 1994, as designed, qualified under
Section 401(a) of the Internal Revenue Code and are, therefore, not subject to tax under present income tax law. An Internal Revenue Service determination letter has not been requested from the Internal Revenue Service for the Plan as amended and restated October 1, 1996. The Plan Administrator believes that the Plan as amended and restated is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                December 31,
                                                                       ----------------------------
                                                                            1996          1995
                                                                       ----------------------------
Net assets available for benefits per the financial statements .....     $1,092,459     $ 799,179
Amounts allocated to withdrawing participants ......................             --       (33,090)
                                                                       ----------------------------
Net assets available for benefits per the Form 5500 ................     $1,092,459     $ 766,089
                                                                       ============================


The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1996:

         Benefits paid to participants per the financial statements...      $195,162
         Amounts allocated to withdrawing participants
           at December 31, 1996 ......................................            --
         Amounts allocated to withdrawing participants at
           December 31, 1995 .........................................       (33,090)
                                                                            --------
         Benefits paid to participants per the Form 5500 .............      $162,072
                                                                            ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to plan year-end but not yet paid as of that date.

NOTE 8 - RELATED PARTY TRANSACTIONS

Plan investments as of December 31, 1996 represent shares of investment funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the Trustee, as defined in the Plan Agreement, and therefore, those transactions qualify as party-in-interest.

As of December 31, 1996 and 1995, the Plan also held 24,912 and 21,615 shares of American Telecasting, Inc. Common Stock, respectively. These transactions also qualify as party-in-interest.

For the nine months ended September 30, 1996, Alex. Brown & Sons, Inc. served as the Plan's Asset Custodian. Therefore, all transactions occurring in the Alex. Brown Money Market Fund during that period qualify as party-in-interest.

NOTE 9 - SUBSEQUENT EVENTS

The Company has experienced a decrease in plan participants subsequent to year end, which could possibly be deemed a partial termination of the Plan. The Company is currently investigating the issue to determine if partial termination has occurred. If the decrease in participants is deemed to be a partial termination, participants who were terminated in connection with the partial termination would become 100% vested in their account balances.

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                ITEM 27A -- ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996

    Identity of Issue, Borrower,          Description of
       Lessor or Similar Party              Investment              Cost           Current Value
-------------------------------------- ---------------------- ----------------- -----------------
Common Stocks:
   *American Telecasting, Inc.          Common Stock            $   316,982        $ 130,789

Funds:
   *Putnam Money Market Fund            Money Market Fund            78,287           78,287
   *Alex. Brown Cash Reserve Fund       Money Market Fund           145,368          145,368
   *George Putnam Fund of Boston        Mutual Fund                 208,044          207,697
   *Putnam Global Growth Fund           Mutual Fund                 147,932          143,783
   *Putnam Voyager II                   Mutual Fund                   3,158            3,072
   *Putnam OTC & Emerging Growth Fund   Mutual Fund                 313,063          270,025
                                                                -----------       ----------
                                                                    895,852          848,232
                                                                -----------       ----------
                                                                $ 1,212,834        $ 979,021
                                                                ===========       ==========


*   Represents a party-in-interest (Note 8).

                           AMERICAN TELECASTING, INC.
                             401(K) RETIREMENT PLAN

                      ITEM 27D -- REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                 CURRENT
                                                                                                                 VALUE OF
                                                                                                                 ASSET ON    NET
                                                                          NUMBER OF                 PURCHASE      TRANS-     GAIN
                                                                           TRANS-       SELLING     PRICE/COST    ACTION      OR
 IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSETS                   ACTIONS        PRICE       OF ASSET      DATE     (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
  Category (i) -- Single transactions in excess of 5 percent of Plan assets as of the beginning of the year

**Alex. Brown and Sons, Inc.   2,961.0 shares of American
                                  Telecasting, Inc. Common Stock             1         $  42,191   $       *     $  42,191      *
**Alex. Brown and Sons, Inc.   2,913.0 shares of American
                                   Telecasting, Inc. Common Stock            1                --      43,698        43,698     --
  Alex. Brown and Sons, Inc.   11,140.1 shares in the MFS World Total
                                   Return Fund                               1           139,028           *       139,028      *
  Alex. Brown and Sons, Inc.   13,082.7 shares in the Fidelity Advisor
                                   Income & Growth Portfolio                 1           204,481           *       204,481      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1            73,572           *        73,572      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1                --     113,049       113,049     --
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1           106,349           *       106,349      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1            47,433           *        47,433      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1                --      46,360        46,360     --
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1                --     620,814       620,814     --
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1           745,255           *       745,255      *
  Alex. Brown and Sons, Inc.       10,673.8 shares in the AIM
                                   Constellation Fund                        1           277,305           *       277,305      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                 1                --      56,943        56,943     --
**Putnam Investments           11,715.16 shares in The George Putnam Fund
                                 of Boston                                   1                --     194,721       194,721     --
**Putnam Investments           12,368.87 shares in Putnam Global
                                 Growth Fund                                 1                --     138,100       138,100     --
**Putnam Investments           17,297.08 shares in Putnam OTC &
                                 Emerging Growth Fund                        1                --     293,537       293,537     --
**Putnam Investments           Putnam Money Market Fund                      1                --      76,786        76,786     --


  Category (iii) -- Series of transactions in excess of 5 percent of plan assets as of the beginning of the year

**Alex. Brown and Sons, Inc.   15,569.0 shares of American
                                 Telecasting, Inc. Common Stock             38                --     214,712       214,712     --
**Alex. Brown and Sons, Inc.   7,816.0 shares of American
                                 Telecasting, Inc. Common Stock             16           108,134           *       108,134      *
  Alex. Brown and Sons, Inc.   6,059.9 shares in the MFS World Total
                                 Return Fund                                35                --      76,017        76,017     --
  Alex. Brown and Sons, Inc.   13,544.8 shares in the MFS World Total
                                 Return Fund                                16           169,030          *       169,030       *
  Alex. Brown and Sons, Inc.   6,380.6 shares in the Fidelity Advisor
                                 Income & Growth Portfolio                  34                --     100,959       100,959     --
  Alex. Brown and Sons, Inc.   15,174.0 shares in the Fidelity Advisor
                                 Income & Growth Portfolio                  17           236,453           *       236,453      *
  Alex. Brown and Sons, Inc.    7,283.9 shares in the AIM
                                 Constellation Fund                         38                --     169,072       169,072     --
  Alex. Brown and Sons, Inc.   14,867.0 shares in the AIM
                                 Constellation Fund                         15           337,512           *       337,512      *
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                96                --   1,668,262     1,668,262     --
**Alex. Brown and Sons, Inc.   Alex. Brown Cash Reserve Fund                82         1,467,412           *     1,467,412      *


There were no category (ii) or (iv) reportable transactions during 1996.


 *  Historical cost information could not be obtained from the Plan's trustee.

**  Represents a party-in-interest (Note 8).

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             American Telecasting, Inc.
                                             401(K) Retirement Plan


                                             David K. Sentman, Trustee

Dated:  June 30, 1997

                                 EXHIBIT INDEX




          Exhibit No.                      Description
          -----------                      -----------
             23.2                 Consent of Arthur Andersen, LLP